Mail Stop 4561

August 16, 2006

Mr. Joel Bellenson
Chief Executive Officer
Upstream Biosciences, Inc.
570 West 7th Avenue, Suite 100
Vancouver, British Columbia, Canada V5Z 4S6

> **Re: Upstream Biosciences, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 14, 2006**
> **File No. 0-50331**

Dear Mr. Bellenson:

We have reviewed your filing and have the following comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 14, 2006

1.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of March 31, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in your Form 10-QSB/A for the fiscal quarter ended March 31, 2006 that will contain the restated financial statements.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call Amanda Sledge at (202) 551-3473.

Sincerely,

Steven Jacobs
Accounting Branch Chief